[LOGO]
                            Union Bank of Switzerland
                                 New York Branch



                                        January 14, 1991



COBE Laboratories, Inc.
Corporate Headquarters
1185 Oak Street
Lakewood, Colorado  80215-4407

Attention:  Mr. James C. Brod, Corporate Controller

               Re:  Uncommitted Line of Credit
                    --------------------------

Gentlemen:

          Union Bank of Switzerland New York Branch (the "Bank") is pleased to inform you that it has established an uncommitted line of credit in favor of COBE Laboratories, Inc. (the "Company") pursuant to which the Bank is prepared to consider making, in its discretion, loans to the Company (each a "Loan"), upon the terms and conditions contained herein in such amounts, to a maximum aggregate amount at any one time outstanding not to exceed $ 10,000,000.00 as may be agreed between the Company and the Bank at the time of the making thereof.

          1. The Company's obligation to repay Loans shall be evidenced by its promissory grid note (the "Note") in substantially the form of Exhibit A hereto, dated the date hereof. The principal amount of each Loan and each payment of principal shall be endorsed by the Bank on the schedule attached to the Note, and such notations shall be presumptive as to the subject thereof, provided,
                                                                   --------
however, that any failure to make any such notations shall not affect the
-------
obligations of the Company hereunder or under the Note.

          2. The Company may utilize the above line of credit in either of the following ways:

          A. Domestic dollar loans, payable on demand, bearing a per annum interest rate equal to the higher of the Bank's floating prime lending rate as announced from time to time or b) .3% in excess of the cost to the Bank of maintaining such loans, or




  299 Park Avenue                            (212) 715-3000
  New York, N.Y.  10171                      Cable Address:  UNIONBANK, New York

          B. Eurodollar loans, with maturities of one, two, three, six, nine or twelve months, bearing a per annum interest rate equal to .3% over the interbank offered rate ("IBOR"), as quoted by the Bank for periods and in amounts corresponding to the terms of such loans.

Each Loan will bear interest from its date until maturity at the rate per annum (calculated on the basis of a 360-day year for the actual number of days involved) agreed between the Company and the Bank immediately prior to the making of such Loan, payable at the maturity thereof, and if such maturity is longer than three months, at each three month anniversary of the making of such Loan. After maturity of a Loan, whether by acceleration or otherwise, interest will be payable on demand at a rate equal to 3% per annum in excess of the cost to the Bank of maintaining the Loan. The Bank's determination of such cost shall be conclusive and binding on the Company.

          3. All payments made by the Company under this agreement (the "Letter Agreement") or the Note will be made to the Bank at 299 Park Avenue, New York, New York or such other branch or offices as the Bank may designate.

All payments under this Letter Agreement and under the Note (including, without limitation, payments of interest and principal) will be payable to the Bank free and clear of any and all present and future taxes, levies, imposts, duties, deductions, withholdings, fees, liabilities and similar charges other than those imposed on the overall net income of the Bank ("Taxes"). If any Taxes are required to be withheld or deducted from any amount payable under this Letter Agreement or the Note, then the amount payable under this Letter Agreement or the Note will be increased to the amount which, after deduction from such increased amount of all Taxes required to be withheld or deducted therefrom, will yield to the Bank the amount stated to be payable under this Letter Agreement or the Note. The Company will execute and deliver to the Bank at its request such further instruments as may be necessary or desirable to give full force and effect to any such increase, including, but not limited to, a new Note of the Company to be issued in exchange for any Note theretofore issued. If any of the Taxes specified in this paragraph are paid by the Bank, the Company will, upon demand of the Bank, reimburse the Bank for such payments, together with any interest and penalties which may be imposed by the governmental agency, but without any interest imposed by the Bank.

In the event that after the date hereof the implementation of or any change in any law or regulation or any guideline or directive (whether or not having the force of law) or the interpretation or administration thereof imposes or modifies any capital adequacy or similar requirement and, as a result thereof, in the opinion of the Bank, the rate of return on the Bank's capital as a consequence of its obligations hereunder is reduced to a level below that which it could have achieved but for such circumstances, then upon demand from time to time the Company shall pay to the Bank such additional amounts as shall compensate the Bank for such reduction in rate of return. In determining such additional amount the Bank may use any reasonable averaging and attribution methods.

          4. In the event that the Company makes a repayment to the Bank of any Loan prior to the scheduled maturity date thereof for any reason, including without limitation, due to acceleration following the occurrence of an Event of Default, the Company will pay to the Bank, on demand, an amount which will compensate the Bank for any loss or premium or penalty incurred in respect of funds obtained for the purposes of making or maintaining such loan. The Bank's determination of such amount shall be conclusive and binding on the Company, absent manifest error. In the event the Company is required to pay to the Bank additional amounts in connection with loans pursuant to paragraph 3., it may, or not less than five Business Days' written or telexed notice to the Bank prepay the loans in whole (but not in part), without premium or penalty, but with accrued interest on the principal being prepaid to the date of prepayment and such amount as may be required to compensate the Bank for any loss incurred in connection therewith (including, without limitation, any loss arising in respect of the redeployment of funds, but excluding any consequential or indirect damages). The Bank's determination of such amount shall be conclusive and binding on the Company, absent manifest error.

          5.   The Company represents and warrants to the Bank that:

               (a) The Company has full power and authority to enter into this Letter Agreement, to make the borrowings, to execute and deliver the Note and to incur the obligations provided for herein and therein, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of stockholders or any governmental authority is required as a condition to the validity of this Letter Agreement or the Note.

               (b) This Letter Agreement constitutes, and the Note, when issued and delivered pursuant hereto for value received, will constitute, the valid and legally binding obligations of the Company in accordance with their terms. The Loans will rank pari passu with all other senior unsecured indebtedness of the
                ----------
Company.

               (c) The unaudited consolidated balance sheet of the Company and its subsidiaries as of September 28, 1990, for the first three quarters of its fiscal year ending December 31, 1990, a copy of which has heretofore been delivered to the Bank, fairly present the financial condition of the Company and its subsidiaries and the results of its operations, as of the date and for the period referred to and have been prepared in accordance with generally accepted accounting principles consistently maintained throughout the period involved. There has been no material adverse change in the business, properties, condition (financial or other) or operations, present or prospective, of the Company or any of its subsidiaries since September 28, 1990.

          6. The Company shall request each Loan hereunder in writing (or telephonically, to be confirmed immediately in writing) not later than by 11:00 a.m. on the day for which such Loan is requested, specifying the requested amount and maturity date therefor. The Bank will promptly advise the Company by telephone of the interest rate to be applicable thereto. The Company shall accept or reject the Loan at the quoted rate at the time such notice is given by the Bank.

          The making of any Loan hereunder shall be subject to the condition precedent that prior thereto the Bank shall have received, in form and substance satisfactory to the Bank, a duly executed copy of the Note, accompanied by copies of all corporate action taken to authorize this Letter Agreement, the Note and the Loans. In addition, on the date of any Loan (i) the Company shall have complied and be in compliance with all the terms, covenants and conditions of this Letter Agreement which are binding upon it,
(ii) there shall have occurred no Event of Default (as defined in paragraph 9) and no event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, and (iii) the representations and warranties contained in paragraph 5 hereof shall be true and correct as of such date and shall be true with the same effect as though made on and as of such date, and the Company's request for any Loan shall be deemed to be confirmation of the foregoing.

          7. Until repayment in full of the Loans and the performance of all other obligations of the Company hereunder, the Company will:

               (a) Furnish to the Bank (i) as soon as available but in no event more than 120 days after the close of each of the Company's fiscal years audited consolidated balance sheets of the Company and its subsidiaries together with audited consolidated statements of income and expense, retained earnings, paid-in capital and surplus and changes in financial position for such fiscal year, prepared in accordance with generally accepted accounting principles and (ii) such additional information, reports or statements as the Bank may from time to time reasonably request.

               (b) Maintain its corporate existence, and qualify and remain qualified to do business as a foreign corporation in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary and cause each of its subsidiaries so to do.

               (c) Not create, incur, assume or suffer to exist, or permit any subsidiary to create, incur, assume or suffer to exist any mortgage, pledge, lien or other encumbrance of any kind (including the charge upon property purchased under conditional sale or other title retention agreements) upon, or any security interest in, any of this property, assets or investments, whether now owned or hereafter acquired, except (i) liens for taxes not delinquent or being contested in good faith and by appropriate proceedings; (ii) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligation's of like nature arising in the ordinary course of business; (iii) mechanics, workmen's, materialmen's or other like liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith; (iv) any mortgage, encumbrance or other lien upon, or security interest in, any property hereafter acquired by the Company or any subsidiary, created contemporaneously with such acquisition to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, encumbrance or lien upon, or security interest in, any such property hereafter acquired existing at the time of such acquisition, or the acquisition of any such property subject to any mortgage, encumbrance or other lien or security interest without the assumption thereof, provided that each such mortgage, encumbrance, lien or security interest shall attach only to the property so acquired and fixed improvements thereon; (v) liens and mortgages existing on the date of this Agreement as disclosed by the Company to the Bank; (vi) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consistent zoning restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or any of its subsidiaries; and (vii) any extension, renewal or replacement of the foregoing, provided that the liens and encumbrances permitted hereunder shall not be spread to cover any additional debt or property (other than a substitution of like property); and (viii) liens securing obligations incurred in the ordinary course of business of the Company's subsidiary, COBE Leasing Incorporated.

               (d) Maintain a Consolidated Equity of at least $130,000,000 and cause the ratio of Total Bank Debt to Total Consolidated Equity not to exceed
2 : 1 during fiscal year 1991 and each of the Company's fiscal years thereafter. "Consolidated Equity" is defined as the amount by which the total consolidated assets of the Company and its subsidiaries exceeds the total consolidated liabilities. Total consolidated assets and total consolidated liabilities are to be determined as to both classification of items and amount in accordance with generally accepted accounting principles consistently maintained by the Company. "Bank Debt" means any obligation to repay money, any indebtedness evidenced by notes, bonds, debentures or similar obligations toward banks, and reimbursement obligations to banks in respect of Letters of Credit.

          8. If one or more of the following events (each an "Event of Default") shall occur:

               (a) Default shall be made in the payment of principal of or interest on any Loan when due and payable or in the payment of any other amount payable hereunder when due and payable; or

               (b) Default shall be made in the due performance or observance of any covenant contained in paragraph 7; or

               (c) Default shall be made in the due observance or performance of any other term, covenant or agreement contained in this Letter Agreement, and such default shall have continued unremedied for a period of 30 days after any officer of the Company becomes aware of such default; or

               (d) Any representation or warranty made by the Company herein or any statement or representation made in any certificate, report or opinion delivered in connection herewith shall prove to have been misleading in any material respect when made; or

               (e) There shall have occurred, in the reasonable judgment of the Bank, a material adverse change in the business, properties, condition (financial or other) or operations, present or prospective, of the Company or any of its subsidiaries since the date of the most recent Loan to the Company hereunder; or

               (f) Any obligation of the Company (other than its obligations hereunder) or of any subsidiary for the payment of borrowed money is not paid when due or becomes or is declared to be due and payable prior to the expressed maturity thereof, or there shall have occurred an event which, with the giving of notice or lapse of time, or both, would cause any such obligation to become, or allow any such obligation to be declared to be, due and payable; or

               (g) The Company or any subsidiary makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for the Company or any subsidiary or any substantial part of its property, commences any proceeding relating to the Company or any subsidiary under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or if there is commenced against the Company or any subsidiary any such proceeding which remains undismissed for a period of 30 days, or the Company or any subsidiary by any act indicates its consent to, approval of or acquiescence in any such proceeding or the appointment of any receiver of or any trustee for the Company or any subsidiary or any substantial part of its property, or suffers any such receivership or trusteeship to continue undischarged for a period of 30 days; or

               (h) One or more judgments against the Company or any subsidiary or attachments against its property, which in the aggregate exceed
$ 10,000,000.00, or the operation or result of which could be to interfere materially and adversely with the conduct of the business of the Company or any subsidiary, remain unpaid, unstayed on appeal, undischarged, unbonded, or undismissed for a period of 30 days; or

               (i) Gambro AB, Sweden ceases at any time to directly or indirectly own 100% of the Company's issued and outstanding stock;

then upon the happening of any of the foregoing Events of Default which shall be continuing, the Note shall become and be immediately due and payable upon declaration to that effect delivered by the Bank to the Company; provided, that upon the happening of any event specified in subsection (g) of this paragraph 8, the Note shall be immediately due and payable without declaration or other notice to the Company. The Company expressly waives any presentment, demand, protest or other notice of any kind.

          9. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America. If any suit is instituted by the Bank to enforce this Letter Agreement and/or the Note, the Company hereby submits to jurisdiction and to the laying of venue in the County of New York, State of New York.

          10. The Company agrees to pay all reasonable out-of-pocket expenses of the Bank (including the reasonable fees of its counsel) in connection with the enforcement of any provision of this Letter Agreement or any amendment or supplement and the collection of the Note.

          11. Any communication, demand or notice to be given hereunder or with respect to the Loans and the Note will be duly given when delivered in writing or sent by telex or authenticated cable to a party at its address as indicated below.

A communication, demand or notice given pursuant to this paragraph 11 shall be addressed:

          If to the Company, at

          COBE Laboratories, Inc.
          Corporate Headquarters
          1185 Oak Street
          Lakewood, Colorado  80215-4407

          Attention:     Mr. James C. Brod
                         Corporate Controller

          If to the Bank, at

               Union Bank of Switzerland
               c/o New York Branch
               299 Park Avenue
               New York, New York  10171

               Attention:     Mr. Andreas Knoepfel
                              Assistant Vice President

          12. This Letter Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns.

          Please indicate your acceptance of the foregoing terms and conditions by signing and returning to us a counterpart of this letter.

                                   Very truly yours,

                              UNION BANK OF SWITZERLAND
                                   NEW YORK BRANCH




               Andreas Knoepfel               Walter Graf
             Assistant Vice President     Assistant Treasurer


Accepted and agreed to:

COBE Laboratories, Inc.


By ________________________________     By ____________________________
   Title:                                  Title:
   Date:                                   Date:

                                      [LOGO]
                             Union Bank of Switzerland
                                  New York Branch



                                September 25, 1992



  Cobe Laboratories, Inc.
  1185 Oak Street
  Lakewood, Colorado  80215

  Attention:     Mr. Herbert S. Lawson
                 Treasurer

  RE:  Amendment No. 1 to Letter Agreement dated January 14, 1991
       ----------------------------------------------------------

  Dear Sirs:

  We refer to that certain Letter Agreement (the "Agreement") dated as of January 14, 1991 between Cobe Laboratories, Inc. (the "Company") and Union Bank of Switzerland, New York Branch (the "Bank") extending an uncommitted line of credit in the amount of $ 10,000,000.

  This is to confirm that we have increased the uncommitted line of credit by $5,000,000 to the new amount of $15,000,000. Furthermore, we confirm that paragraph 2 of the Agreement is herewith amended as reads now as follows:

       "2. The Company may utilize the above line of credit in either of the following ways:

       A. Domestic dollar Loans, payable on demand, in minimum amounts of $1,000,000, bearing a per annum interest rate (calculated on the basis of a 360 day year for the actual number of days elapsed) equal to the higher of a) the Bank's floating prime lending rate as announced from time to time or b) .375% in excess of the cost to the Bank of Maintaining such Loans, or

       B. Eurodollar Loans, with maturities of one, two, three, six, nine or twelve months, in minimum amounts of $1,000,000 bearing a per annum interest rate (calculated on the basis of a 360 day year for the actual number of days elapsed) as agreed between the Company and the Bank at the time of making such Loans.

       Interest on each Loan will accrue from the date of the Loan until maturity and is due and payable at the maturity thereof. After maturity of a Loan, whether by acceleration or otherwise, interest will be payable on demand at a rate equal to 2% per annum above the Bank's floating prime lending rate."

  In all other respects the Agreement remains in full force and effect.












  299 Park Avenue                            (212) 715-3000
  New York, N.Y.  10171-0026                 Cable Address:  UNIONBANK, New York

                                     -2-
Cobe Laboratories


  If you agree to the foregoing please sign and return to as the enclosed copy of this letter and the new promissory note. Upon such execution and delivery, the promissory note previously delivered to us under the Agreement shall be null and void.

                                        Sincerely,

                                UNION BANK OF SWITZERLAND
                                     New York Branch



               /s/ Andreas Knoepfel         /s/ Walter Graf
                 Andreas Knoepfel               Walter Graf
               Assistant Vice President     Assistant Vice President


  Accepted and agreed to:

  Cobe Laboratories, Inc.


  By /s/ Herbert S. Lawson                By ____________________________
     Title:Vice President                  Title: Controller
     Date: 1/28/92                         Date: